Exhibit 2

                                  NEWS RELEASE

                   GENERAL PARTNER OF KRUPP CASH PLUS LIMITED
                  PARTNERSHIP RECOMMENDS REJECTION OF KRESCENT
               PARTNERS L.L.C. AND AMERICAN HOLDINGS I, L.P. OFFER


            BOSTON, MA -- January 29, 1997. Laurence Gerber, President of the General Partner of Krupp Cash Plus Limited Partnership, said today that, after carefully considering the unsolicited cash tender offer by Krescent Partners L.L.C. and American Holdings I, L.P. of $6.00 per depositary receipt representing a Unit of limited partnership interest in the Partnership, the General Partner has determined that the Krescent-AHI offer is inadequate and not in the best interests of the Unit holders. The General Partner recommends that the holders of Units reject the Krescent-AHI offer and not tender their Units pursuant to such offer.

            In a letter to Unit holders accompanying a recommendation statement on Schedule 14D-9 filed today with the Securities and Exchange Commission, Mr. Gerber said that the General Partner had recommended that holders of Units reject the offer after considering a number of factors, including, but not limited to the following:

            o The General Partner believes the price offered by Krescent and American Holdings is only 66.5% of the General Partner's estimate of the Partnership's net asset value of $9.02 per Unit.

            o Unit holders who accept the Krescent-AHI offer will no longer receive the quarterly cash distributions currently paid in respect of Units and will forego any claim to future distributions from sales of the Partnership's properties.

            For further information, Unit holders may contact Investor Communications of the Krupp Funds Group at 1-800-343-0989.

For information on the press release contact: Maryann Merigan (617) 423-2233